EXHIBIT 99.1

Equinox Gold Graduates to the Toronto Stock Exchange

VANCOUVER, Nov. 22, 2019 /CNW/ - Equinox Gold Corp. (TSX-V: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that the Company has received approval to graduate from the TSX Venture Exchange to the Toronto Stock Exchange ("TSX"). The Company's common shares and warrants will commence trading on the TSX under the same ticker symbols of "EQX" and "EQX.WT", respectively, at market open on November 25, 2019.

Christian Milau, CEO of Equinox Gold, commented: "Graduating to the Toronto Stock Exchange is another important milestone for Equinox Gold, reflecting the Company's growth over the last two years from a single-asset developer to a multi-mine producer. Completing both TSX and NYSE American stock exchange listings achieves the Company's objective of increasing market visibility and enhancing trading flexibility for investors."

Concurrent with the start of trading on the TSX, the Company's shares and warrants will cease trading on the TSX Venture Exchange. Shareholders and warrantholders are not required to take any action.

On Behalf of the Board of Equinox Gold Corp.

"Christian Milau"

CEO & Director

About Equinox Gold

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly-owned gold mines. The Company is producing gold from its Mesquite Gold Mine in California and its Aurizona Gold Mine in Brazil, and is constructing its Castle Mountain Gold Mine in California with the target of pouring gold in Q3-2020. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Notes and Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements".  These include statements regarding the Company's intent, or the beliefs or current expectations of the Company's officers and directors. When used in this news release, words such as "will", "would", "target", "potential", "objective" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to the Company's future outlook and anticipated events, such as the Company's intention to commence listing on the TSX; and the Company's intention to advance Castle Mountain to Phase 1 operations and achieve production, to complete a feasibility for Phase 2 operations, and to ultimately advance Castle Mountain to Phase 2 operations; and the Company's belief that Castle Mountain Phase 1 construction is fully funded based on the Company's current financial situation and current gold prices and the Company's ability to achieve the results anticipated in the Castle Mountain prefeasibility study, as well as those risk factors identified in the Company's Annual Information Form as at December 31, 2018 which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Equinox Gold Contacts, Christian Milau, CEO; Rhylin Bailie, Vice President Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 06:58e 22-NOV-19